

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 9, 2022

Michael Donaghy
President and Chief Executive Officer and Director
Pioneer Green Farms, Inc.
1301 10th Avenue, East, Suite G
Palmetto, FL 34221

      Re: Pioneer Green Farms, Inc.
           Amendment No. 2 to Registration Statement on Form S-1
           Filed April 27, 2022
           File No. 333-262600

Dear Mr. Donaghy:

      We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our [Month day, year] letter.

Management's Discussion and Analysis

Results of Operations during the year ended December 31, 2021 compared to the year ended December 31, 2020, page 26

1. Please disclose what products were sold to generate $1,300 in revenues and explain why there were no associated cost of sales.

2. We note your disclosures that net losses increase due to the building of greenhouses and for planting the harvest. Please quantify the most significant reasons for the increase in labor and management expenses and general and administration expenses during the year ended December 31, 2021 compared to the year December 31, 2020.

Michael Donaghy
Pioneer Green Farms, Inc.
May 9, 2022
Page 2

       You may contact Christine Torney at (202) 551-3652 or Jeanne Baker at (202) 551-3691 if you have questions regarding comments on the financial statements and related matters. Please contact Gary Guttenberg at (202) 551-6477 or Celeste Murphy at (202) 551-3257 with any other questions.

       Sincerely,

       Division of Corporation Finance
       Office of Life Sciences

cc: Elton F. Norman